UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person*

     DiTuro, William
     10410 Trademark Street
     Rancho Cucamonga, CA 91730

2.   Issuer Name and Ticker or Trading Symbol

     AquaCell Technologies, Inc. - AQA

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     N/A

4.   Statement for Month/Year

     March/2003

5.   If Amendment, Date of Original (Month/Year)

     N/A

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                           6.
                                                                                            5.             Owner-
                                                                                            Amount of      ship
                                     2A.          3.            4.                          Securities     Form:       7.
                                     Deemed       Transaction   Securities Acquired (A)     Beneficially   Direct      Nature of
                       2.            Execution    Code          or Disposed of (D)          Owned at End   (D) or      Indirect
1.                     Transaction   Date,        (Instr. 8)    (Instr. 3, 4 and 5)         of Month       Indirect    Beneficial
Title of Security      Date          if any       -----------   -------------------------   (Instr. 3      (I)         Ownership
(Instr. 3)             (mm/dd/yy)    (mm/dd/yy)   Code   V      Amount   (A)or(D)   Price   and 4)         (Instr.4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
NONE
====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                         9.         10.
                                                                                                         Number     Owner-
                                                                                                         of         ship
                                                                                 7.                      Deriv-     Form
           2.                                                                    Title and               ative      of
           Conver-                               5.                              Amount of               Secur-     Deriv-   11.
           sion                                  Number of                       Underlying              ities      ative    Nature
           or                                    Derivative    6.                Securities     8.       Bene-      Secur-   of
1.         Exer-            3A.        4.        Securities    Date              (Instr. 3      Price    ficially   ity:     In-
Title      cise    3.       Deemed     Trans-    Acquired (A)  Exercisable and   and 4)         of       Owned      Direct   direct
of         Price   Trans-   Execution  action    or Disposed   Expiration Date   -------------  Deriv-   Following  (D) or   Bene-
Deriv-     of      action   Date,      Code      of(D)         (Month/Day/Year)         Amount  ative    Reported   In-      ficial
ative      Deriv-  Date     if any     (Instr.   (Instr. 3,    ----------------         or      Secur-   Trans-     direct   Owner-
Security   ative   (Month/  (Month/    8)        4 and 5)      Date     Expira-         Number  ity      action(s)  (I)      ship
(Instr.    Secur-  Day/     Day/       --------  ------------  Exer-    tion            of      (Instr.  (Instr.    (Instr.  (Instr.
3)         ity     Year)    Year)      Code V    (A)     (D)   cisable  Date     Title  Shares  5)       4)         4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Preferred                                                                        Common
"A" Stock  -       3/25/03  -          P         80,000        3/25/03  -        Stock  80,000  $0.63               D
------------------------------------------------------------------------------------------------------------------------------------
Common
Stock
Purchase                                                                         Common
Warrant    $1.16   3/25/03  -          P         80,000        9/25/03  9/25/08  Stock  80,000  -        235,000    D
====================================================================================================================================

Explanation of Responses:




           /s/ William DiTuro                                   3/27/2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                              Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).